              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        W. Scott Blake
        731 N. Jackson Street, Suite 400
        Milwaukee, WI 53202

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                                   5. Amount
                                                                                 of Securities
                                                                                  Beneficially      6. Owner-       7. Nature of
                    2. Trans-                                                     Owned at End     ship Form:         Indirect
    1. Title of       action        3. Trans-       4. Securities Acquired (A)      of Month      Direct (D) or      Beneficial
     Security      Date (Month/    action Code          or Disposed of (D)         (Instr. 3      Indirect (I)        Ownership
    (Instr. 3)      Day/Year)       (Instr. 8)         (Instr. 3, 4 and 5)           and 4)        (Instr. 4)        (Instr. 4)
    -----------    ------------    -----------      --------------------------   -------------    -------------     ------------

                                   Code       V     Amount   (A)or(D)     Price





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                       9.        10.
                                                                                                    Number of Ownership
                                               5.                                                     Deri-    Form of
              2.                            Number of                                                vative    Deriva-
    1.      Conver-                        Derivative         6.                                   Securities   tive       11.
   Title    sion or                        Securities        Date             7.             8.      Benefi-  Security:   Nature
    of     Exercise   3. Trans-     4.    Acquired (A)    Exercis-          Title         Price of   cially  Direct (D)     of
  Deri-    Price of    action     Trans-   or Disposed     able and      and Amount of     Deri-     Owned     or In-    Indirect
  vative    Deriva-     Date      action     of (D)       Expiration      Underlying       vative   at End of  direct   Beneficial
 Security    tive      (Month/     Code    (Instr. 3,    Date (Month/     Securities      Security    Month      (I)    Ownership
(Instr. 3) Security   Day/Year) (Instr. 8)  4 and 5)       Day/Year)   (Instr. 3 and 4)  (Instr. 5)(Instr. 4)(Instr. 4) (Instr. 4)

                                Code    V    (A)  (D)   Date  Expir-    Title   Amount or
                                                        Exer- ation             Number of
                                                        cis-  Date              Shares
                                                        able

Director   $1,274.91  1/1/95    3 (1)                   (1)   1/1/05    Common  10                  10        D
Stock                                                                   Stock
Option
(right to
buy) (1)

Director   $1,630.51  4/25/96   3 (2)                   (2)   4/25/06   Common  13                  13        D
Stock                                                                   Stock
Option
(right to
buy) (2)


Director   $1,960.56  2/25/98   3 (3)                   (3)   2/25/08   Common  100                 100       D
Stock                                                                   Stock
Option
(right to
buy) (3)

/TABLE

Explanation of Responses:

   (1) Five shares of the director stock option dated 1/1/95 vested on January 1, 1998 and the remaining five shares will vest on January 1, 2000.

   (2) The director stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

   (3) The director stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:



   W. Scott Blake






   DATE: February 10, 1999